SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

08002606

SEC Mail
Mail Processing
Section

MAY 12 2008

Washington, DC
106

Our Ref: 19160-10100

May 9, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find a circular and a proxy form which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
MAY 21 2008
THOMSON REUTERS

5/19

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp., you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 322)

PROPOSED AMENDMENTS TO THE SHARE OPTION SCHEME

A supplemental notice of the Annual General Meeting to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China, on Monday, 2 June 2008 at 3:00 p.m. is set out on pages 7 to 8 of this circular.

Whether or not you propose to attend the meeting, you are requested to complete the supplemental form of proxy attached to the supplemental notice of the Annual General Meeting in accordance with the instructions printed thereon and return the same to the Company's principal place of business in Hong Kong at Suite 5607, 56th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding of the Annual General Meeting or any adjournment thereof. Completion and return of the supplemental form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

* *For identification purposes only*

9 May 2008

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Annual General Meeting" or **"AGM"**	the annual general meeting of the Company to be held on 2 June 2008 at 3:00 p.m. or any adjournment thereof the supplemental notice of which is set out on pages 7 to 8 of this circular;
"Board"	the board of Directors or a duly authorised committee thereof;
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability and the Shares of which are listed on the Stock Exchange;
"Directors"	the directors of the Company and each a "Director;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	8 May 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Option"	an option to subscribe for Shares pursuant to the Share Option Scheme;
"Optionholder"	a holder of an Option;
"Share(s)"	ordinary share(s) of nominal value of US$0.005 each in the share capital of the Company;
"Share Option Scheme"	the share option scheme adopted at the extraordinary general meeting held on 20 March 2008;
"Shareholders"	registered holders of Shares; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 322)

Executive Directors:
Mr. Wei Ing-Chou *(Chairman and Chief Executive Officer)*
Mr. Takeshi Ida *(Vice Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wei Ying-Chiao
Mr. Wu Chung-Yi
Mr. Junichiro Ida

Independent non-executive Director:
Mr. Hsu Shin-Chun
Mr. Lee Tiong-Hock
Mr. Michio Kuwahara

Registered Office:
Genesis Building, Fifth Floor
P.O. Box 448
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Suite 5607, 56th Floor
Central Plaza
18 Harbour Road, Wanchai
Hong Kong

9 May 2008

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO THE SHARE OPTION SCHEME

INTRODUCTION

Reference is made to the circular of the Company and the notice of the AGM both dated 21 April 2008.

The purpose of this circular is (i) to provide you with information on the proposed amendments to the Share Option Scheme; and (ii) to give you a supplemental notice of the Annual General Meeting at which, among other things, a resolution will be proposed to consider and, if thought fit, to approve, the proposed amendments to the Share Option Scheme.

PROPOSED AMENDMENTS TO THE SHARE OPTION SCHEME

The Directors have proposed to seek approval from the Shareholders in the Annual General Meeting on the amendments to the Share Option Scheme in relation to the rights of the grantees on ceasing employment or death.

* *For identification purposes only*

If the grantee of an option ceases to be an employee of the Company or any of its subsidiaries:

(i) by any reason other than death or termination of his employment on the grounds in respect of summary dismissal, the grantee may exercise the Option up to the entitlement of the grantee as at the date of cessation (to the extent not already exercised) within a period of 5 years (currently 1 month) from such cessation; or

(ii) by reason of death, his personal representative(s) may exercise the option within a period of 5 years (currently 12 months) from such cessation,

which date shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not, failing which it will lapse.

Details of the above amendments are set out in paragraph (1) and (2) of the Appendix to this circular. The aforesaid amendments are conditional upon the Shareholders' approvals having been obtained in the AGM.

The Directors consider the above amendments would be in the interests of the Company and Shareholders as a whole.

A copy of the Share Option Scheme incorporating the above amendments are available for inspection at the principal place of business of the Company at Suite 5607, 56th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong during normal business hours up to and including the date of the Annual General Meeting and will also be available for inspection at the Annual General Meeting.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

A supplemental notice of the Annual General Meeting is set out on pages 7 to 8 of this circular. A supplemental form of proxy for the Annual General Meeting is enclosed with this circular. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the supplemental form of proxy and return it to the Company's principal place of business in Hong Kong at Suite 5607, 56th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the Annual General Meeting. The completion and delivery of a supplemental form of proxy will not preclude you from attending and voting at the meeting in person.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy or authorised representative for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy or authorised representative and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares in the Company conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Pursuant to Article 74 of the Articles of Association of the Company, at any general meeting on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share of which he is the holder and which is fully paid up or credited as fully paid up and shall have for every party paid share of which he is the holder the fraction of one vote equal to the proportion which the nominal amount due and paid up or credited as paid up thereon bears to the nominal value of the share (but so that no amount paid up or credited as paid up on a share in advance of calls or installments shall be treated as paid up on the share). On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.

On 20 March 2008, the Company has granted Options to a total of 46 Optionholders who will be entitled to exercise the Options during the period commencing on 20 March 2013 and ending on 19 March 2018. As at the Latest Practicable Date, Mr. Wei Ing-Chou, who is the chairman and chief executive officer of the Company and one of the Optionholders, is interested in approximately 0.24% of the issued share capital of the Company. Mr. Wei Ing-Chou and any of the Optionholders who will hold Shares prior to the Annual General Meeting will abstain from voting at the Annual General Meeting in respect of the resolution to approve the amendments of the Share Option Scheme as set out in the section headed "Proposed Amendments to the Share Option Scheme" of this circular (the "Amendments"). Save as aforesaid, no Shareholder has any material interest in the proposed amendments to the Share Option Scheme and therefore no Shareholder is required to abstain from voting at the Annual General Meeting in respect of the resolution to approve the Amendments. The vote of Shareholders taken at the Annual General Meeting to approve the Amendments will be taken by way of a poll.

RECOMMENDATION

The Directors (including the independent non-executive Directors) are of the opinion that the proposed amendments to the Share Option Scheme are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders should vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the amended rules of the Share Option Scheme will be available for inspection at the principal place of business of the Company in Hong Kong at Suite 5607, 56th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day from the date of this circular up to and including the date of the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Wei Ing-Chou
Chairman

This Appendix sets out the proposed amendments to the Share Option Scheme.

(1) The existing paragraph 7.3(a) of the Share Option Scheme be deleted in its entirety and replaced by the following paragraph:

"(a) in the event of the Grantee ceasing to be an Eligible Participant for any reason other than on his death, ill-health, injury, disability or the termination of his relationship with the Company and/or any of the Subsidiaries on one or more of the grounds specified in paragraph 8(e), the Grantee may exercise the Option up to his entitlement at the date of cessation of being an Eligible Participant (to the extent not already exercised) within the period of five years (or such longer period as the Board may determine) following the date of such cessation (which date shall be, in relation to a Grantee who is an Eligible Participant by reason of his employment with the Company or any of the Subsidiaries, the last actual working day with the Company or the relevant Subsidiary whether salary is paid in lieu of notice or not), or the Expiry Date, whichever is the earlier; *(emphasis added)*"

(2) The existing paragraph 7.3(b) of the Share Option Scheme be deleted in its entirety and replaced by the following paragraph:

"(b) in the case of the Grantee ceasing to be an Eligible Participant by reason of death, ill-health, injury or disability (all evidenced to the satisfaction of the Board) and none of the events which would be a ground for termination of his relationship with the Company and/or any of the Subsidiaries under paragraph 8(e) has occurred, the Grantee or the Personal Representative(s) of the Grantee shall be entitled within a period of five years (or such longer period as the Board may determine) from the date of cessation of being an Eligible Participant or death to exercise the Option in full (to the extent not already exercised), or the Expiry Date, whichever is the earlier; *(emphasis added)*"

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

Reference is made to the notice of the annual general meeting (the "**AGM**") of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") dated 21 April 2008 which contains the matters to be considered before the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held, as originally scheduled, at the Conference Room, No.15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China (the "**PRC**") on Monday, 2 June 2008 at 3:00 p.m., to consider and, if thought fit, to, among other things, pass with or without amendments, the following resolution specified as resolution numbered 7A below:

"7A. **THAT** the proposed amendments to the Share Option Scheme (as defined in the circular to shareholders of the Company dated 9 May 2008 (the "**Circular**") as described in the Circular and more particularly set out in the amended Share Option Scheme (a copy of which has been produced to the meeting marked "A"), be and are hereby approved, subject to such modifications of the relevant amendments to the Share Option Scheme as the directors of the Company ("**Directors**") may consider necessary, taking into account the requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and that the Directors be authorised to do all such acts and things as may be necessary to carry out such amendments and (if any) modifications into effect."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 9 May 2008

* *For identification purposes only*

Notes:

1. Any shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

3. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 5607, 56/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the AGM.

附註：

1. 凡有權出席股東週年大會並於會上投票之股東均可委任一名或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 倘股東委任一名以上代表，其投票權只可於進行投票表決時行使。

3. 代表委任表格須為書面方式，並由委任人或其以書面方式正式授權之授權人簽署。代表委任表格及(倘該表格由有授權書或其他授權文件之人士代表委任人簽署)經公證人簽署證明之授權書或其他授權文件副本，最遲須於股東週年大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場56樓5607室。

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(在開曼群島註冊成立之有限公司)
(股份代號：322)

茲提述康師傅控股有限公司(「**本公司**」)於二零零八年四月二十一日發出之股東週年大會(「**股東週年大會**」)通告，當中載有須於股東週年大會舉行前考慮之事宜。

茲通告本公司將按原定計劃於二零零八年六月二日(星期一)下午三時正假座中華人民共和國(「**中國**」)天津市天津經濟技術開發區第三大街15號本公司會議廳舉行股東週年大會，以考慮並酌情(其中包括)通過以下列作第7A項決議案之決議案(無論是否作出修訂)：

「7A.**動議**批准對購股權計劃(定義按本公司於二零零八年五月九日致其股東之通函(「**通函**」))之建議修訂(已於通函説明，詳情載於經修訂購股權計劃(其註有「A」字樣之文本已呈交大會)，惟本公司董事(「**董事**」)可對購股權計劃之有關修訂作出彼等就香港聯合交易所有限公司證券上市規則之規定而言可能認為必需之修改；並授權董事採取一切可能必需之行動及事宜，致使有關修訂及(如有)修改生效。」

承董事會命
公司秘書
葉沛森

中國天津，二零零八年五月九日

* *僅供識別*

本附錄載有對購股權計劃之建議修訂：

(1) 刪除購股權計劃現有第7.3(a)段全文，並以下段取代：

「(a) 倘承授人因身故、患病、受傷、身體殘障或按8(e)段所述之一個或以上理由，終止與本公司及／或任何附屬公司之關係而不再為合資格參與者，則承授人可於終止為合資格參與者當日（該日須為承授人（因其受聘於本公司或任何附屬公司之原因而屬合資格參與者）在本公司或有關附屬公司之最後實際工作日，不論是否獲發代通知金）或終止日期（以較早者為準）起計五年內（或董事會可能釐定之較長期間）行使其配額，最多為該終止日期之配額（以尚未行使者為限）；*（特此以底線強調）*」

(2) 刪除購股權計劃現有第7.3(b)段全文，並以下段取代：

「(b) 倘承授人因身故、患病、受傷或身體殘障（均須獲董事會滿意之憑證）而終止為合資格參與者，且並無出現8(e)段可終止與本公司及／或任何附屬公司之關係之任何事件，則承授人或承授人之遺產代理人將有權由終止為合資格參與者或身故當日或終止日期（以較早者為準）起計五年內（或董事會可能釐定之較長期間），悉數行使購股權（以尚未行使者為限）。*（特此以底線強調）*」

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函所表達之意見乃經審慎周詳考慮後始行作出，而本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

備查文件

購股權計劃之修訂規則文本將於本通函刊發日期起至股東週年大會日期(包括該日)止之任何營業日一般辦公時間內於本公司之香港主要營業地點可供查閱，地址為香港灣仔港灣道18號中環廣場56樓5607室。

此致

列位股東 台照

代表董事會
董事長
魏應州
謹啟

二零零八年五月九日

(ii) 最少三名親身出席或委派代表或法定代表出席大會並於當時有權投票之股東；或

(iii) 親身出席或委派代表法定代表出席之任何一名或多名股東並合共佔全體有權出席大會及在會上表決之股東之總表決權不少於十分一；或

(iv) 親身出席或委派代表出席之任何一名或多名股東並持有有權出席大會及在會上表決之本公司股份，而該等股份已繳付之款額不少於具有該表決權之全部股份已繳付總款額之十分一。

根據本公司之公司組織章程細則74條，在任何股東大會上，任何親身出席或委派代表(或如屬法團，則其正式授權之代表)出席之每一位股東於以舉手方式表決時，均享有一票表決權，而任何親身出席(或如屬法團，則其正式授權之代表)或委派代表出席之每一位股東於以投票方式表決時，就其所持有而已繳足股款或入賬列作繳足股款之每股股份均享有一票表決權，而就其所持有而只繳付部分股款之每股股份，則有一票相等於其到期並已繳足股款或入賬列作繳足股款之面值對股份面值之比例(但於催繳或分期到期前繳付之股份繳足股款或入賬列作繳足股款之款額不得當作股份之繳足股款處理)。於以投票方式表決時擁有超過一票表決權之股東，並無責任以相同方式投下其全部票數。

於二零零八年三月二十日，本公司已向合共46名購股權持有人授出購股權，彼等有權於二零一三年三月二十日起至二零一八年三月十九日止期間行使購股權。於最後實際可行日期，其中一名購股權持有人魏應州先生(本公司董事長暨行政總裁)擁有本公司已發行股本約0.24%。魏應州先生及於股權週年大會舉行前持有股份之任何購股權持有人將在股東週年大會上就批准本通函「建議修訂購股權計劃」一節所載之修訂購股權計劃(「有關修訂」)之決議案放棄投票。除上文所述者外，概無股東於購股權計劃之建議修訂中擁有任何重大權益，因此，概無股東須於股東週年大會上就批准有關修訂之決議案放棄投票。股東在股東週年大會上批准有關修訂之表決，將以投票方式進行。

推薦意見

董事(包括獨立非執行董事)認為，建議修訂購股權計劃符合本公司及股東之整體利益。因此，董事建議全體股東投票贊成即將在股東週年大會上提呈之有關決議案。

倘購股權承授人因以下原因不再為本公司或其任何附屬公司之僱員：

(i) 承授人因身故或即時革職以外之任何原因不再為本公司或其任何附屬公司之僱員，則承授人可自終止當日起計5年(現為一個月)內行使終止當日可行使之購股權(以尚未行使者為限)；或

(ii) 倘原因為身故，

則其個人代表可自終止當日(應為其在本公司或有關附屬公司之最後實際工作日(無論是否獲發代通知金))起計5年(現為十二個月)內行使購股權，否則購股權將告失效。

有關上述修訂之詳情載於本通函附錄第(1)及(2)段。上述修訂須待股東在股東週年大會上批准，方可作實。

董事認為上述修訂符合本公司及股東之整體利益。

由現時起至股東週年大會舉行日期(包括該日)止之一般辦公時間內， 閣下可在本公司之主要營業地點(地址為香港灣仔港灣道18號中環廣場56樓5607室)查閱載有上述修訂之購股權計劃文本，股東週年大會上亦備有有關文本供 閣下查閱。

股東週年大會補充通告

召開股東週年大會之補充通告載於本通函第7至8頁。本通函隨附股東週年大會適用之補充代表委任表格。無論 閣下會否出席股東週年大會，敬請 閣下按隨附之補充代表委任表格印備之指示填妥表格及將其盡快交回本公司在香港之主要營業地點，地址為香港灣仔港灣道18號中環廣場56樓5607室，惟在任何情況下，最遲須於股東週年大會指定舉行時間前48小時交回。填妥及交回補充代表委任表格後， 閣下仍可按意願親身出席大會並於會上投票。

要求投票表決之權利

根據本公司之公司組織章程細則69條，在任何股東大會上，提交大會表決之決議案須以舉手方式表決，除非(於宣佈舉手表決結果之前或當時，或於撤回任何其他以投票方式表決之要求時)正式提出投票表決之要求。下列人士可要求投票表決：

(i) 大會主席；或

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(股份代號：322)

執行董事：
魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副行政總裁)*
魏應交先生
吳崇儀先生
井田純一郎先生

獨立非執行董事：
徐信群先生
李長福先生
桑原道夫先生

註冊辦事處：
Genesis Building, Fifth Floor
P.O. Box 448
George Town
Grand Cayman
Cayman Islands

香港主要辦事處：
香港
灣仔港灣道18號
中環廣場
56樓5607室

敬啟者：

建議修訂購股權計劃

緒言

茲提述本公司於二零零八年四月二十一日刊發之通函及股東週年大會通告。

本通函旨在(i)向　閣下提供有關建議修訂購股權計劃之資料；及(ii)向　閣下發出股東週年大會補充通告，會上將(其中包括)提呈決議案以考慮並酌情批准對購股權計劃之建議修訂。

建議修訂購股權計劃

董事建議在股東週年大會上尋求股東批准修訂購股權計劃有關終止僱傭關係或身故時之權利。

* *僅供識別*

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「股東週年大會」	指	本公司將於二零零八年六月二日下午三時正舉行之股東週年大會或其任何續會，大會補充通告載於本通函第7至8頁；
「董事會」	指	董事會或其正式授權之委員會；
「本公司」	指	康師傅控股有限公司，一間於開曼群島註冊成立之有限公司，其股份在聯交所上市；
「董事」	指	本公司之董事及各自為一名董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零八年五月八日，即本通函刊印前為確定本通函所述若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「購股權」	指	根據購股權計劃授出可認購股份之購股權；
「購股權持有人」	指	購股權之持有人；
「股份」	指	本公司股本中每股面值0.005美元之普通股；
「購股權計劃」	指	於二零零八年三月二十日舉行之股東特別大會上採納之購股權計劃；
「股東」	指	股份之登記持有人；及
「聯交所」	指	香港聯合交易所有限公司。

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之康師傅控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或受讓人。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(股份代號：322)

建議修訂購股權計劃

本公司謹訂於二零零八年六月二日(星期一)下午三時正假座中華人民共和國天津市天津經濟技術開發區第三大街15號本公司會議廳舉行股東週年大會，補充通告載於本通函第7至8頁。

無論　閣下會否出席大會，敬請　閣下按隨附股東週年大會補充通告之補充代表委任表格印備之指示填妥表格及將其盡快交回本公司在香港之主要營業地點，地址為香港灣仔港灣道18號中環廣場56樓5607室，惟在任何情況下，最遲須於股東週年大會或其任何續會指定舉行時間前48小時交回。填妥及交回補充代表委任表格後，　閣下仍可按意願親身出席股東週年大會並於會上投票。

* *僅供識別*

二零零八年五月九日

File No. 82-3440

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

SUPPLEMENTAL PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE ANNUAL GENERAL MEETING

The number of shares to which this proxy form relates *(note 1)*	

I/We *(note 2)* ____

of ____

being the registered holder(s) of *(note 3)* ____________________ shares in Tingyi (Cayman Islands) Holding Corp. (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING

or *(note 4)* ____

as my/our proxy to attend and act for me/us at the annual general meeting of the Company (the "**Annual General Meeting**") to be held at the Conference Room, No. 15 The 3rd Avenue, Tianjin Economic — Technological Development Area, Tianjin, the People's Republic of China at 3:00 p.m. on 2 June 2008 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolution as set out in the supplemental notice of the Annual General Meeting as set out below, or if no such indication is given, as my/our proxy thinks fit.

	Resolution	For *(note 5)*	Against *(note 5)*
7A.	To consider and approve the proposed amendments to the Share Option Scheme (as defined in the circular of the Company dated 9 May 2008).		

Dated this ________________ day of ________________ 2008.

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this supplemental proxy form relates. If no such number is inserted, this supplemental form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Annual General Meeting. The proxy needs not be a member of the Company. Any alteration made to this supplemental form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This supplemental form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

7 To be valid, this supplemental proxy form and, if such supplemental proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at Suite 5607, 56/F, Central Plaza, Wanchai, Hong Kong not less than 48 hours before the time appointed for the Annual General Meeting.

8 This supplemental proxy form is applicable for use for the ordinary resolution numbered 7A. In respect of the ordinary resolutions numbered 1 to 7 and the special resolution numbered 8, please use the proxy form enclosed with the letter from the board of directors of the Company on 21 April 2008.

* *For identification purposes only*



康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(股份代號：322)

股東週年大會適用之補充股份持有人代表委任表格

本代表委任表格代表之股份數目 *(附註1)*	

本人／吾等 *(附註2)* ______________________________

地址為 ______________________________

為Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）(「**本公司**」) 股份 __________ 股

之登記持有人 *(附註3)*，**茲委任大會主席**或 *(附註4)* ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司謹訂於二零零八年六月二日下午三時假座中國天津天津經濟技術開發區第三大街15號本公司會議廳舉行之股東週年大會(「**股東週年大會**」)或其任何續會及在會上代表本人／吾等行事，以及在該大會(或其任何續會)上按以下指示就股東週年大會補充通告所載之決議案投票，如並無作指示，則本人／吾等之受委代表可作出其認為適當之決定。

	決議案	**贊成** *(附註5)*	**反對** *(附註5)*
7A.	考慮及批准對購股權計劃(定義按本公司於二零零八年五月九日刊發之通函)之建議修訂。		

日期：二零零八年 ________ 月 ________ 日　　　　簽署 *(附註6)*：______________

附註：

1. 請填上以　閣下名義登記及本補充代表委任表格代表之本公司股份數目。如未有填上數目，則本補充代表委任表格將視為與登記於　閣下名下之所有本公司股份有關。
2. 請以**正楷**填上全名及地址(如股東名冊所示者)。
3. 請填上以　閣下名義登記之所有本公司股份數目。
4. 如擬委任主席以外之人士為代表，請刪去「大會主席」之字樣，並在空欄內填上欲委任之人之姓名及地址。每名股東有權委任一位或以上代表代其出席股東週年大會及在會上投票，而受委任之代表毋須為本公司股東。本補充代表委任表格之每項更正均須由簽署人加簽示可。
5. 重要提示：倘　閣下擬投票贊成任何決議案，請在「贊成」欄內加上「√」號，倘　閣下擬投票反對任何決議案，則請在「反對」欄內加上「√」號。倘未有在欄內「√」號，　閣下之受委代表可酌情投票。
6. 本補充代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如持有人為公司，則本表格須另行蓋上公司印鑑，或經由董事或正式書面授權人簽署。
7. 本補充代表委任表格及(倘補充代表委任表格由持有授權書或其代授權文件之人士代表委任人簽署)經公證人簽署證明之授權書或其他授權文件副本，最遲須於股東週年大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場56樓5607室，方為有效。
8. 本補充代表委任表格適用於第7A項普通決議案。就第1至7項普通決議案及第8項特別決議案而言，請使用本公司於二零零八年四月二十一日發出之董事會函件隨附之代表委任表格。

* *僅供識別*

END